SOLIC CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
INDEPENDENT AUDITOR'S REPORT

YEAR ENDED DECEMBER 31, 2021

SOLIC CAPITAL, LLC

TABLE OF CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER	
8-	68942

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SOLIC CAPITAL, LLC

OFFICIAL USE ONLY

COMPANYI.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1603 Orrington Avenue Suite 1600

(No. And Street)

Evanston	**Illinois**	**60201**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Rubin 847-583-1618

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Prager Metis CPAs, LLC

(Name - *if individual, state last, first, middle name*)

222 Mount Airy Road	**Basking Ridge**	**New Jersey**	**07920**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x]Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 140.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Matthew Rubin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the Company of SOLIC CAPITAL, LLC, as of DECEMBER 31, 20 21 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Jean-Marie Freise
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 5/23/2022

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders= Equity or Partners= or Sole Proprietors= Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors= Supplementary Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PragerMetis

Report of Independent Registered Public Accounting Firm

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

To the Board of Directors of
SOLIC Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SOLIC Capital, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U. S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III, Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of SOLIC Capital, LLC's financial statements. The supplemental information is the responsibility of SOLIC Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prager Metis CPAs, LLC

We have served as SOLIC Capital, LLC's auditor since 2013.
Basking Ridge, New Jersey
January 24, 2022

SOLIC CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

CURRENT ASSETS:	
Cash	$ 80,111
TOTAL ASSETS	**$ 80,111**

LIABILITIES & MEMBER'S EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 10,000
Total Liabilities	10,000
MEMBER'S EQUITY	70,111
TOTAL LIABILITIES & MEMBER'S EQUITY	**$ 80,111**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

EXPENSES	
General and Administrative	$ 56,773
Management Fee – related party	14,964
TOTAL EXPENSES	**71,737**
NET INCOME (LOSS)	**($ 71,737)**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2021

	Contributed Capital	Accumulated Earnings (Deficit)	Total Member's Equity
BALANCE – JANUARY 1, 2021	$155,331	$ (28,448)	$ 126,883
Contributed Capital	14,965	-	14,965
Distributions	-	-	-
Net Income (Loss)	-	$ (71,737)	$(71,737)
BALANCE – DECEMBER 31, 2021	**$ 170,296**	**$(100,185)**	**$ 70,111**

See notes to financial statements

SOLIC CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net income (loss)	$ (71,737)
Adjustments to reconcile net loss to net cash used in operating activities	
Increase (Decrease) in operating liabilities	
Accounts payable and other accrued expenses	500
Net cash used by operating activities	(71,237)
Cash provided by financing activities	
Member Contributions (see note 6)	14,965
Member's Distributions	-
Net cash provided by financing activities	14,965
Net decrease in cash and cash equivalents	(56,273)
CASH AT BEGINNING OF YEAR	136,383
CASH AT THE END OF YEAR	**$ 80,111**

See notes to financial statements

1 BUSINESS DESCRIPTION

Business

SOLIC Capital, LLC, (the "Company") is a wholly-owned subsidiary of SOLIC Holdings, LLC and was incorporated in the State of Delaware on May 24, 2011.

The Company is a registered securities broker-dealer in various states and is a member of the Financial Industry Regulation Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company does not maintain customer accounts nor does it currently have a clearing arrangement.

To generate revenue, the Company may raise capital through financial advisory services for private placement and mergers and acquisitions.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Concentration of credit risk

The Company maintains its cash in bank deposits and money market accounts, which at times may exceed federally insured limits. Cash accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The Company has not experienced losses in such accounts and believes it is not exposed to any significant credit risk.

Cash and cash equivalents

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

Income taxes

The Company is organized as a limited liability company ("LLC") and is disregarded as an entity for Federal tax purposes and, therefore, has no Federal tax liability. State tax liabilities are determined under individual state tax laws. The Company's income or loss is included in the Federal and state consolidated tax returns of the parent company, which is a partnership.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from contracts with customers

The Company complies with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the customers, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Revenues represent fees charged to customers on transactions. Reimbursable expenses are costs incurred in providing services to the customers of the Company.

The Company generates revenues from providing professional services to clients. A single contract could include one or multiple performance obligations. For those contracts that have multiple performance obligations, the Company allocates the total transaction price to each performance obligation based on its relative standalone selling price, which is determined based on the overall pricing objectives, taking into consideration market conditions and other factors.

Revenue is recognized when control of the goods and services provided are transferred to customers and in an amount that reflects the consideration we expect to be entitled to in exchange for those goods and services using the following steps: 1) identify the contract, 2) identify the performance obligations, 3) determine the transaction price, 4) allocate the transaction price to the performance obligations in the contract, and 5) recognize revenue as or when the Company satisfies the performance obligations. The Company typically satisfies the performance obligations for professional services over time as the related services are provided.

The Company generates revenues under three types of billing arrangements: fixed-fee, time-and-expense, and performance-based.

In fixed-fee billing arrangements, the Company agrees to a pre-established fee in exchange for a predetermined set of professional services. The Company sets the fees based on estimates of the costs and timing for completing the engagements. The Company generally recognizes revenues under fixed-fee billing arrangements using a proportionate performance approach, which is based on work completed to-date versus the estimates of the total services to be provided under the engagement. Estimates of total engagement revenues and cost of services are monitored regularly during the term of the engagement. If the estimates indicate a potential loss, such loss is recognized in the period in which the loss first becomes probable and reasonably estimable.

Time-and-expense billing arrangements require the client to pay based on the number of hours worked by the revenue-generating professionals of the Company at agreed upon rates. The Company recognizes revenues under time-and-expense arrangements as the related services are provided, using the right to invoice practical expedient which allows the Company to recognize revenue in the amount that the Company has a right to invoice based on the number of hours worked and the agreed upon hourly rates.

Revenue from contracts with customers (continued)

In performance-based billing arrangements, fees are tied to the attainment of contractually defined objectives. The Company recognizes revenue under performance-based billing arrangements using the following steps: 1) estimate variable consideration using a probability-weighted assessment of the fees to be earned, 2) apply a constraint to the estimated variable consideration to limit the amount that could be reversed when the uncertainty is resolved (the "constraint"), and 3) recognize revenue of estimated variable consideration, net of the constraint, based on work completed to-date versus the estimates of the total services to be provided under the engagement.

Provisions are recorded for the estimated realization adjustments on all engagements, including engagements for which fees are subject to review by the bankruptcy courts.

3 NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

As a broker-dealer, the Company is subject to SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers,* (the "Rule") which requires the maintenance of minimum net capital. The rule requires that the Company maintain minimum net capital, as defined, of $5,000 at December 31, 2021. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital, as those terms are defined by the Rule, may not exceed 15 to 1. At December 31, 2021, the Company's net capital was $70,111 which was $65,111 in excess of its required net capital and its ratio of indebtedness to net capital was 7.67%.

4 RESERVE REQUIREMENTS UNDER SEC RULE15c3-3

SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities, requires, among other things, every broker or dealer to maintain a Reserve Bank Account in an amount not less than the amount computed in accordance with the Reserve Requirement formula provided under the Rule, unless such broker or dealer is exempted under the exemptive provisions of the Rule. The Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities. Accordingly, the Company claimed an exemption from 17 C.F.R. § 15c3-3 by operating under the exemption provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

5 INCOME TAXES

As the Company is organized as a single member limited liability company and is disregarded as an entity for tax purposes and its taxable income is reported by the parent company, there is no tax expense/benefit recorded by the Company.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. As a disregarded entity, the Company does not report its deferred tax assets or liabilities in its financial statements. Rather, the parent company will report any related deferred tax items in its financial statements.

6 MANAGEMENT AGREEMENT – RELATED PARTY FEES

Pursuant to an agreement with a related party to perform certain services relating to the management of various aspects of the Company's business, the Company agreed to pay the related party a monthly fee based on an allocation percentage of, among other things, salaries, benefits, and other overhead expenses. Such fees shall be reimbursed on or before the last day of the following month. As of December 31, 2021, the Company has a balance due of $0 to the related party. The Company recorded $14,964 in capital contributions representing rent and overhead expenses from parent company.

7 SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of these financial statements through January 24, 2022 the date that these financial statements were available to be issued. There were no material subsequent events as of that date which would require disclosure in, or adjustments to, the financial statements.

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II– COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SOLIC CAPITAL, LLC
SCHEDULE I
COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2021

Computation of net capital	
Total member's equity from statement of financial condition	$ 70,111
Less – Non-allowable assets	
Net capital	**70,111**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4)	5,000
Net capital in excess of requirement	$ 65,111
Ratio of aggregate indebtedness to net capital	7.67%

Aggregate indebtedness (1)

(1) The Company had liabilities of $10,000 as of December 31, 2021.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2021 filed by SOLIC Capital, LLC in its Form X-17A-5 with the Financial Industry Regulation Authority ("FINRA") on January 4, 2022.

SOLIC CAPITAL, LLC
SCHEDULES II & III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2021

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

The Company claimed an exemption from 17 C.F.R. § 15c3-3 by operating under the exemption provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2021.

PragerMetis

Prager Metis CPAs, LLC

222 MOUNT AIRY ROAD
BASKING RIDGE, NJ 07920

T 908.766.9800
F 908.766.9811

www.pragermetis.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
SOLIC Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Solic Capital, LLC does not claim an exemption from 17 C.F.R. § 15c3-3, and is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the most recent fiscal year without exception. Solic Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about SOLIC Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

Prager Metis CPAs, LLC

Basking Ridge, New Jersey
January 24, 2022

SOLIC CAPITAL, LLC
SCHEDULE III
EXEMPTION REPORT
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2021

SOLIC Capital, LLC (the "Company") claimed an exemption from 17 C.F.R. § 15c3-3 by operating under the exemption provided to Non-Covered Firms under the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013). The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities for the period January 1, 2021 to December 31, 2021 without exception.

By: ______________________
Matthew Rubin
Chief Compliance Officer

January 24, 2022
____
Date